Consent of Independent Registered Public Accounting Firm

The Board of Directors
Stillwater Mining Company:

We consent to the use of our report dated February 26, 2010, except for note 3 for which the date is May 27, 2010, with respect to the balance sheets of Stillwater Mining Company as of December 31, 2009 and 2008, and the related statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 26, 2010, with respect to the effectiveness of internal control over financial reporting as of December 31, 2009, incorporated herein by reference, and to the reference to our firm under the heading "Experts" in the Registration Statement.

/s/ KPMG LLP
Billings, Montana
November 26, 2010